April 24, 2015

Via EDGAR

Mr. John Cash
Branch Chief
United States Securities and
Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Republic Services, Inc. (the company)
Form 10-K for the year ended December 31, 2014
Filed February 23, 2015
Definitive Proxy Statement on Schedule 14A
Filed April 2, 2015
File No. 1-14267

Dear Mr. Cash:

This is in response to the comments in your letter dated April 16, 2015 regarding the above-referenced filings. For your convenience, we include both your comments and the company’s responses below.

Comment 1

Setting Robust Performance Targets, page 35

1. In this section you discuss what the compensation committee considered in setting performance targets for the annual bonus plan and the long term incentive plan, and you provide the actual performance targets for the annual bonus plan (earnings per share or EPS and free cash flow or FCF). With regard to the EPS measure, we note that you have narrative disclosure comparing your EPS under GAAP ($1.53 per share) with an adjusted diluted EPS ($1.96 per share). However, neither of these appears to be the actual EPS measure that you used to determine payments under the annual bonus plan ($1.57 per share). Notwithstanding your cross references to MD&A for further information about why and how you use adjusted diluted EPS, please ensure in future filings that your compensation discussion and analysis contains the compensation committee’s rationale for use of the actual performance measures that were used to determine compensation.

Company Response to Comment 1

The main body of the 2015 proxy statement’s compensation discussion and analysis describes the calculation of the EPS Measure on page 46:

For 2014 compensation purposes, we defined the EPS Measure, which is not a measure determined in accordance with U.S. GAAP, as our reported EPS, adjusted to remove the impact of: (a) the loss on extinguishment of debt; (b) gains or losses (or related impairments) from divestitures, net of tax; (c) costs associated with withdrawal from or termination of multi-employer pension plans; and (d) restructuring charges.

The Appendix to the compensation discussion and analysis includes a table (at page 54) showing the actual calculation of the EPS Measure for 2014, and, in particular, compares the EPS under GAAP ($1.53 per share) to the EPS Measure ($1.57 per share). A copy of that table is reproduced below:

Calculation of Actual Results for 2014 Annual Bonus Performance Measures and GAAP Reconciliation

Earnings per Share Measure
Diluted earnings per share, as reported	$1.53
Negotiation and withdrawal costs - Central States Pension and Other Funds	0.00
Loss on disposition of assets and impairments, net	0.04
Loss on extinguishment of debt	0.00
Restructuring charges	0.00
Adjusted EPS Measure	$1.57

We will ensure that, in future filings, the compensation discussion and analysis contains the Compensation Committee’s rationale for use of the actual performance measures that were used to determine compensation.

Comment 2

Annual Cash Bonus, page 45

2. We believe that the tables on page 46 illustrate the percentages of bonus opportunity of your named executive officers or NEOs that they would earn under different levels of achievement of the FCF and EPS targets set by the compensation committee. Because you exceeded the target for FCF and did not reach the threshold for EPS, we understand that your NEOs were entitled to a bonus of 50% of their bonus opportunity for 2014. The table on page 47 illustrates the actual bonus payout as a percentage of salary for each NEO, but it is not clear what “performance levels” this table refers to or how they are measured, given that you have already described the company’s performance on the FCF and EPS measures on page 46. Please tell us supplementally what the “performance levels” in the table on page 46 are, and clarify how these tables work together to illustrate the payout as a percentage of salary that each NEO received in 2014.

Company Response to Comment 2

The company agrees with your description of the tables on page 46. These tables show various possible bonus payouts as a function of the levels of achievement of the FCF and EPS Measures. These tables express the payouts as a percentage of the target award. The actual results - FCF Measure above target and EPS Measure below threshold - corresponded to awards of 50% of target awards.

The purpose of the table on page 47 is to translate some of the possible bonus payouts (as calculated in the tables on page 46) into a percentage of salary. Thus, for illustration, Mr. Hughes’ 2014 target bonus award was 80% of salary; the possible payouts under the award ranged from 0% of salary (for performance below threshold) to 160% of salary (for maximum performance). The actual performance level of 50% (as calculated on the tables on page 46) corresponds to an actual bonus payout as a percentage of Mr. Hughes’ salary of 40%. Similarly the actual bonus payout for Mr. Slager was 62.5% of salary (rounded up to 63% in the table) and for Mr. Rissman was 40% of salary.

The actual payouts as a percentage of salary were more complicated for the three executives who were not NEOs for the entire calendar year. For Mr. Maruster and Mr. Culpepper, the payouts deviated slightly from 40% of salary because bonuses were calculated based on full months of service while salaries were paid based on partial months. As is noted in the footnote to the table on page 47, Mr. Serianni’s actual payout of 79% of salary reflects a blending of his bonus and salary for the period of time he was the CFO and his bonus and salary for the period of time before his promotion (when he was a participant in a separate plan for non-NEOs that paid out at a higher percentage of target).

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at 480-627-2877.

Very truly yours,

/s/ Charles F. Serianni

Charles F. Serianni
Executive Vice President, Chief Financial Officer

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